UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, March 28, 2018

Messrs.,
Superintendencia del Mercado de Valores – SMV
Present. -

Dear Sirs:

Reference: Asset Sale

Today, March 28, 2018, GyM S.A. has subscribed a share transfer agreement with STRACON S.A.C., for which it is obliged to transfer in favor of STRACON S.A.C. its entire stake in STRACON GyM S.A. (87.59%) for a value of US $ 76,820,000.00.

The value of the stake of GyM S.A. has been determined based on a company valuation of US$ 110'800,000.00, equivalent to 3.72x EBITDA projected to 2018, from which the value of the financial debt has been reduced.

The closing of the aforementioned transaction is subject to the verification of conditions precedent which are standard in this type of transactions, including the release of the shares for sale of the trust to which they are subject. The deadline for closing is 10 working days from the date of the contract signing.

This signing of the contract took place within the framework of negotiation processes with various parties interested in acquiring the stake of GyM S.A. in STRACON GyM S.A.. The offer from STRACON S.A.C. was the most appropriate to the expectations (commercial and non-commercial) of GyM S.A.

All of the net flows from the sale will be used by GyM S.A. to amortize its senior financial obligations with Scotiabank Perú S.A.A. (derived from the Loan Agreement of July 14, 2015) and, partially, its financial obligations to the creditors of the Syndicated Line (Banco de Credito del Peru, Scotiabank, Interbank, Citibank Peru and BBVA), which was communicated to the market as a Relevant Information Communication on July 31, 2017. The indicated creditors are the trustees guaranteed under the aforementioned trust.

Finally, we commit ourselves to communicate in a timely manner to the market, as a Relevant Information Communication, the result of the closing of the transaction.

Sincerely,

___________________________
/s/ Luis Francisco Diaz Olivero
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Stock Market Representative
Date: March 28, 2018